Exhibit 99.2

KE Holdings Inc. Announces Upsizing and Extension of Share Repurchase Program and a Special Cash Dividend

BEIJING, China, August 31, 2023 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced that its board of directors has approved the upsizing and extension of its share repurchase program and the declaration of a special cash dividend.

Upsizing and Extension of Share Repurchase Program

As previously disclosed, in August 2022, the Company established a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period. From the launch of the share repurchase program in September 2022 to August 2023, the Company in aggregate purchased approximately 41.0 million American depositary shares (“ADSs”) in the open market at a total consideration of approximately US$605.0 million pursuant to the share repurchase program.

On August 31, 2023, the Company’s board of directors approved modifications to the existing share repurchase program, pursuant to which the repurchase authorization has been increased from US$1 billion of its Class A ordinary shares and/or ADSs to US$2 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2024 (the “Extended Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 15, 2023, the shareholders of the Company have approved to grant the board of directors a general unconditional mandate to purchase the Company’s own shares (the “2023 Share Repurchase Mandate”) which covers the repurchases under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2023 Share Repurchase Mandate, the Company will seek for another general unconditional mandate for repurchase from the shareholders of the Company at the next AGM to continue its share repurchase under the Extended Share Repurchase Program.

Special Cash Dividend

The Company is pleased to announce that its board of directors approved a special cash dividend (the “Dividend”) of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.2 billion, which will be funded by surplus cash on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 15, 2023 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around September 27, 2023 for holders of ordinary shares and on or around October 3, 2023 for holders of ADSs.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 21 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

3